Exhibit 99.3

Form of Proxy

For use at the annual general meeting to be held at IDA Business Park, Bray, County Wicklow, Ireland at 10:00 am on September 30, 2022 (the "Annual General Meeting").

I/We          ________________________________________________________________
(BLOCK LETTERS)

of          ________________________________________________________________
being a member/members of the above Company hereby appoint the chairman of the Annual General Meeting

*or __________________________________________________________
as my/our proxy to vote for me/us on my/our behalf at the said meeting of the Company to be held at 10:00 am September 30, 2022 and at any adjournment thereof.

I/We direct that my/our vote(s) be cast on each specified resolution as indicated by an X in the appropriate box below.

This proxy may be used in exercised in respect of all / ____________** shares registered in my/our name(s).

*If it is desired to appoint another person as proxy, these words should be deleted and the name and address of the proxy, who need not be a member of the Company be inserted.

RESOLUTIONS

For	Against	Withheld

Resolution 1 Authority to increase authorised share capital.	☐	☐	☐
Resolution 2 Reappointment of statutory auditor	☐	☐	☐
Resolution 3 Remuneration of statutory auditor.	☐	☐	☐
Resolution 4 Re-election of directors. 4(a) Aris Kekedjian. 4(b) Michael Sung Soo Kim. 4(c) Seon Kyu Jeon.	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
Resolution 5 Review of the affairs of the Company and consideration of the statutory financial statements and the reports of the directors and statutory auditors thereon.	☐	☐	☐
Resolution 6 Alteration of Memorandum of Association.	☐	☐	☐
Resolution 7 Adoption of new Articles of Association.	☐	☐	☐
Resolution 8 Authority to make market purchases of own shares.	☐	☐	☐
Resolution 9 Re-issue of treasury shares.	☐	☐	☐

Dated this          day of September 2022

Signature

Notes:

1.
Where used in this Notice the expression “American Depositary Receipt or ADR” means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents four shares.

2.
Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

3.
To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or certified copy of such power or authority), must be lodged with Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland, not later than September 28, 2022 at 10:00am (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

4.
Only shareholders on the register of members at the close of business on September 28, 2022, the record date for the annual general meeting, are entitled to vote at the annual general meeting or any adjournment or postponement thereof.

5.
ADR holders may instruct the ADR depositary, The Bank of New York Mellon (BNY), as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions delivered by BNY to ADR holders.

6.	In accordance with Section 1073 of the Act, except where specified, each of Resolution 9 and Resolution 10 shall apply equally to American Depositary Receipts as each of them applies to the shares.

7.
Voting on each of the resolutions will be decided on a poll. This means that shareholders who do not attend the annual general meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

8.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).